July 3, 2025

Joel Riddle
Chief Executive Officer
Tamboran Resources Corporation
Suite 01, Level 39, Tower One, International Towers Sydney
100 Barangaroo Avenue, Barangaroo NSW 2000
Australia

        Re: Tamboran Resources Corporation
            Registration Statement on Form S-3
            Filed June 27, 2025
            File No. 333-288382
Dear Joel Riddle:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Karina Dorin at 202-551-3763 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Energy &
Transportation